EXHIBIT 4.5
Income Distribution Agreement

CONFIRMATION

From:	MacroShares Medical Inflation Up Trust Series 2008-1

To:	MacroShares Medical Inflation Down Trust Series 2008-1

Date:	[ ], 2008

Re:	Income Distribution Agreement

Ladies and Gentlemen:

This letter agreement (this "Confirmation") is intended to confirm the terms and conditions of the transaction (the "Transaction") entered into between us on the Trade Date set forth below.

1.  The definitions and provisions contained in the 2000 ISDA Definitions (the "Definitions"), as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. Any capitalized terms used but not defined herein or in the Definitions shall have the meanings set forth in the MacroShares Medical Inflation Down Trust Series 2008-1 Trust Agreement (the "Down Trust Agreement") or the MacroShares Medical Inflation Up Trust Series 2008-1 Trust Agreement (the "Up Trust Agreement"), each dated as of [], 2008, each among Macro Inflation Depositor, LLC, as Depositor, State Street Bank and Trust Company, as Trustee, MacroMarkets LLC, as Administrative Agent, Natixis Securities North America Inc., as a Marketing Agent and MACRO Financial, LLC, as a Marketing Agent. In the event of any inconsistency between any such definitions and provisions and this Confirmation, this Confirmation will govern.

This Confirmation supplements, forms a part of, and is subject to, the ISDA Master Agreement (Multicurrency-Cross Border) dated as of [ ], 2008, as amended and supplemented from time to time (the "Agreement"), between the MacroShares Medical Inflation Up Trust Series 2008-1 (the "Up Trust") and the MacroShares Medical Inflation Down Trust Series 2008-1 (the "Down Trust"). All provisions contained in the Agreement shall govern this Confirmation except as expressly modified below. In the event of any inconsistency between the provisions of the Agreement and this Confirmation, this Confirmation will prevail for the purposes of this Transaction.

2.	The terms of the particular Transaction to which this Confirmation relates are as follows:

Trade Date:	[ ], 2008

Effective Date:	[ ], 2008

Termination Date:
The earlier of (i) the Distribution Payment Date occurring in [                ], 2018, which follows the Final Scheduled Termination Date, and (ii) the Distribution Payment Date following an Early Termination Date (as used herein having the meaning set forth in the Up Trust Agreement and the Down Trust Agreement).

Distribution Dates:	The second Business Day preceding each Record Date.

Distribution Payment Dates:	The third Business Day of the month immediately following the month in which the related Distribution Date occurred.

Record Dates:	The last Business Day of each March, June, September and December of each year, commencing in [ ] of 2008.

Income Distribution Payments and
Income Distribution Payment Payer:
With respect to any Distribution Date, if the Down Earned Income Accrual for the preceding Calculation Period is less than the Down Available Income for such Calculation Period, the Down Trust will pay the Down Income Distribution Payment to the Up Trust on the related Distribution Payment Date. If the Up Earned Income Accrual for the preceding Calculation Period is less than the Up Available Income for such Calculation Period, the Up Trust will pay the Up Income Distribution Payment to the Down Trust on the related Distribution Payment Date.

Down
Income Distribution Payment:
With respect to any Distribution Date, an amount equal to the positive difference between the Down Available Income for the preceding Calculation Period and the Down Earned Income Accrual for the preceding Calculation Period.

Up
Income Distribution Payment:
With respect to any Distribution Date, an amount equal to the positive difference between the Up Available Income for the preceding Calculation Period and the Up Earned Income Accrual for the preceding Calculation Period.

Available Income and
Earned Income Accrual:
With respect to any Calculation Period, the Up Available Income and Down Available Income, and the Up Earned Income Accrual and Down Earned Income Accrual, have the respective meanings in the Up Trust Agreement and the Down Trust Agreement.

Compounded Hurdle Rate:	The Compounded Hurdle Rate will be as specified in the Up Trust Agreement and the Down Trust Agreement.

Medical Inflation Ratio:	With respect to any calendar day, the ratio between the Applicable Reference Value of Medical Inflation on such day and the Applicable Reference Value of Medical Inflation on the Closing Date.

Applicable Reference	Has the meaning set forth in the Up Trust Agreement and the
Value of Medical Inflation:	Down Trust Agreement.

Calculation Period:	Has the meaning set forth in the Up Trust Agreement and the Down Trust Agreement.

Business Day:	New York

Calculation Agent:	The Administrative Agent

Early Termination:

With respect to any Early Termination Date (as defined in the Down Trust Agreement and the Up Trust Agreement), no payment (other than payments already due and paid).

3.	Tax Treatment.

The parties hereto intend to treat this Confirmation, as governed by the Agreement, as a notional principal contract (within the meaning of Treas. Reg. Section 1.446-3) for U.S. federal, state, and local income tax purposes.

4.	Account Details:

Account(s) for payments to Up Trust:

Account(s) for payments to Down Trust:

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Yours sincerely,

MACROSHARES MEDICAL INFLATION UP TRUST SERIES 2008-1

By: State Street Bank and Trust Company,
not in its individual capacity but solely as
Up Trustee

By:  /S/
Name:
Title:

Confirmed as of the
date first above written:

MACROSHARES MEDICAL INFLATION DOWN TRUST SERIES 2008-1

By: State Street Bank and Trust Company,
not in its individual capacity but solely as
Down Trustee

By:  /S/ Michael F. Rogers
Name: Michael F. Rogers
Title: President